Exhibit 99.1

7 September 2017
Midatech Pharma PLC
(“Midatech”, “Company” or “Group”)

Notice of interim results

Midatech Pharma (AIM: MTPH, Nasdaq: MTP), the international specialty pharmaceutical company focused on developing and commercialising products in oncology, today announces that it will release its interim results for the six months ended 30 June 2017 on Thursday 28 September 2017.

Dr Jim Phillips, Chief Executive Officer and Nick Robbins-Cherry, Chief Financial Officer, will host a presentation and conference call for analysts at 14:00 BST at Panmure Gordon, One New Change, London, EC4M 9AF. Details of the call will be published on the day of the results. The call will be recorded and a replay will be available for 30 days.

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For more information, please contact:

Midatech Pharma PLC
Jim Phillips, CEO
Tel: +44 (0)1235 841575
www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)
Corporate Finance
Freddy Crossley / Duncan Monteith
Broking
Tom Salvesen
Tel: +44 (0)20 7886 2500

Consilium Strategic Communications (Financial PR)
Mary Jane Elliott / Ivar Milligan / Philippa Gardner
Tel: +44 (0)20 3709 5700
Email: midatech@consilium-comms.com

Westwicke Partners (US Investor Relations)
Chris Brinzey
Tel: +1 339 970 2843
Email: chris.brinzey@westwicke.com

Notes for Editors

About Midatech Pharma PLC

Midatech is an international specialty pharmaceutical company focused on oncology and other therapeutic areas with a US commercial operation marketing four cancer care supportive products, and co-promoting two others. Midatech's strategy is to internally develop oncology products and collaborate with partners in other therapy areas, and to drive growth both organically and through strategic acquisitions. The Company's R&D activities are supported by two breakthrough drug delivery technologies: Q-Sphera for sustained release and our proprietary gold nanoparticles. The Group, listed on AIM: MTPH and Nasdaq: MTP, employs c.110 staff in four countries. For further company information see: www.midatechpharma.com